SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SCYTHIAN BIOSCIENCES CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

784O53100
(CUSIP Number)

February 13, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 784O53100	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Aphria Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,344,250*

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,344,250*

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,344,250* *Includes 672,125 common shares and warrants convertible into 672,125 common shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
17.36%**
 **Calculated based upon 7,741,276 outstanding shares of the Issuer, plus 672,125 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

12	TYPE OF REPORTING PERSON
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 784O53100	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Scythian Biosciences Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

366 Bay Street, Suite 200
Toronto, Ontario M5H 4B2

Item 2(a).	Name of Person Filing:

Aphria Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

245 Talbot Street, Suite 103
Leamington, Ontario N8H 1N8 Canada

Item 2(c).	Citizenship:

Alberta, Canada

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

784O53100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☑ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

CUSIP No. 784O53100	13G	Page 4 of 5 Pages

(a)	Amount beneficially owned: 1,344,250*

(b)	Percent of class: 17.36%**

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,344,250*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,344,250*

(iv)	Shared power to dispose or to direct the disposition of: 0

*Includes 672,125 common shares and warrants convertible into 672,125 common shares.

 **The percentages used herein are calculated based upon 7,741,276 outstanding shares of the Issuer, plus 672,125 common shares in aggregate underlying warrants which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 784O53100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2018
(Date)

APHRIA INC.

By:	/s/ Vic Neufeld
Vic Neufeld, CEO